ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

7 March 2007

Interests of directors or other persons discharging managerial responsibilities

Reed Elsevier received notification yesterday that, following the vesting of the share awards noted below, granted in 2004 under the Reed Elsevier Group plc Long Term Incentive Share Option Scheme, and after taking account of shares withheld to meet personal tax and social security obligations, the number of ordinary shares noted below were released to the directors on 5 March 2007.

The current interest of each director in the share capital of Reed Elsevier PLC and Reed Elsevier NV is noted below.

					Current	Current
	Number of Reed	Number of Reed	Number of Reed	Number of Reed	interest in Reed	interest in Reed
	Elsevier PLC shares	Elsevier NV shares	Elsevier PLC shares	Elsevier NV shares	Elsevier PLC	Elsevier NV
Director	vested	vested	released	released	ordinary	shares	ordinary shares
Sir Crispin Davis	259,825	178,416	153,296	105,265	720,470	429,609

Mark Armour	132,036	90,666	77,901	53,492	189,908	100,642

Gerard van de Aast	106,342	73,023	63,805	43,813	102,974	101,754

Erik Engstrom	147,801	102,165	32,974	85,138	69,047	175,580

Andrew Prozes	138,435	95,061	81,053	55,658	204,793	151,612

Patrick Tierney	89,982	61,789	52,684	36,176	124,896	84,266

The market price of each share was 588.5p (Reed Elsevier PLC) and €13.10 (Reed Elsevier NV). The ordinary shares required to satisfy the above releases have been satisfied from the Reed Elsevier Employee Benefit Trust (the “Trust”). The Trust is a discretionary employee benefit trust which may acquire shares in Reed Elsevier PLC and Reed Elsevier NV by means of market purchases on the appropriate Stock Exchange. The Trust is operated in conjunction with Reed Elsevier’s share incentive schemes, and provides for the transfer of shares to employees on the exercise of awards granted under the said schemes. Executive directors of Reed Elsevier PLC and Reed Elsevier NV are, for technical disclosure purposes, deemed to be interested in the shares held by the Trust, by virtue of being potential beneficiaries under the Trust. The Trust currently holds an interest in 15,437,933 ordinary shares in Reed Elsevier PLC and 7,993,511 ordinary shares in Reed Elsevier NV.